S&W Seed Company

2101 Ken Pratt Blvd, Suite 201

Longmont, CO 80501

January 4, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Michael Davis

Laura Crotty

Re:S&W Seed Company (the “Company”)

Registration Statement on Form S-3

Filed: December 17, 2021

File No. 333-261728

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on January 6, 2022 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Phil McGill of Cooley LLP at (858) 550-6193.

Very truly yours,

S&W Seed Company

/s/ Elizabeth Horton

Elizabeth Horton

Chief Financial Officer